EXHIBIT 99.1

News for Immediate Release

 Electrovaya Appoints Steven Berkenfeld to its Board of Directors

Former Board Chair of Sierra Club Foundation, Barclays Head of cleantech joins

Electrovaya’s board of directors to enhance climate tech  and capital markets depth

Toronto, Ontario – October 24, 2023 - Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA; TSX: ELVA), a leading lithium-ion battery technology and manufacturing company, announced the appointment of Steven Berkenfeld to the Company’s board of directors.

Steven Berkenfeld is a renowned and passionate Climate and Clean Technology advocate and has been acting as an advisor to Electrovaya’s CEO since 2021. Steven retired from a long career in Investment Banking at the end of 2019 to focus entirely on impact and sustainability.  He is the founder of Ecotopia Consulting LLC. and is primarily engaged in helping earlier stage, mission driven companies in the development and growth of their business.  In previous roles, Steven served as Managing Director in investment banking at Barclays Capital, where he served as senior sponsor of the Social Impact Banking Initiative, co-head the firm’s Cleantech Initiative, and led the banking effort for Emerging Industrial Technology companies. Prior to joining Barclays, Steven had spent over 21 years at Lehman Brothers and his roles included serving as Chief Investment Officer for all principal investing activities and Chair of the Investment Committee.

Mr. Berkenfeld’s non-profit contributions to the sector have been extensive. He is former chair and a member of the board of directors of the Sierra Club Foundation; chair of the board of Green City Force; a member of the board of The Clean Fight, a former member of the board of BSR (Business for Social Responsibility), and a member of the President’s Council of Ceres.  In addition, he was the sponsor of the Employment Sustainability Initiative on Employment and Technology at the ILR School of Cornell University and sponsor of the Carbon Removal / New Carbon Economy initiative of the Atkinson Center for a Sustainable Future at Cornell University. He holds a J.D. from Columbia Law School and a B.S. from Cornell University.

“Electrovaya’s unique lithium-ion battery technology with superior safety and cycle life offers exciting opportunities for decarbonizing the most energy intensive electrified applications. I am excited to be joining the board of Electrovaya and to work alongside its members and management to help the Company accelerate the energy transition through its technology and product contributions.”  said Steven Berkenfeld.

"We are thrilled to welcome Steven Berkenfeld to the Electrovaya Board," said Dr Sankar Das Gupta, Chairman of Electrovaya's Board of Directors. "Steven is a highly-valued strategist and climate tech advocate supporting companies across the energy transition sector. We believe that his expertise in corporate finance, capital markets and strategic planning will bring tremendous benefits to Electrovaya."

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In addition to the director role, Mr. Berkenfeld will continue to support Electrovaya’s management as a strategic advisor.

For more information, please contact:

Investor & Media Contact:

Jason Roy

Electrovaya Inc.

Telephone: 905-855-4618

Email: jroy@electrovaya.com

Website: www.electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries without compromising energy and power. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries, battery systems, and battery-related products for energy storage, clean electric transportation, and other specialized applications. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about how Electrovaya is powering mobility and energy storage, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “superior”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s Annual Information Form for the year ended September 30, 2022 under “Risk Factors”, and in the Company’s most recent annual Management’s Discussion and Analysis under “Qualitative And Quantitative Disclosures about Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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